UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                          Sequential
Exhibit                    Description                                                        Page Number

1.	Press release on ALVARION UNVEILS OPEN WIMAXTM optimizing THE DEPLOYMENT OF WIMAX NETWORKS dated February 12, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: February 12th, 2007                   By: /s/ Dafna Gruber
Name:   Dafna Gruber
                                Title:     CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO               Carmen Deville
+972 3 645 6252    +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com  carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION UNVEILS OPEN WIMAXTM optimizing
THE DEPLOYMENT OF WIMAX NETWORKS

Operator Centric All IP Best-of-breed Ecosystem
Advances WiMAX Networks with Improved Network Cost
and Smooth Integration of New Services
OPEN WiMAX Being Showcased at 3GSM

3GSM Congress, Barcelona, Spain, February 12, 2007 - Alvarion, (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today unveiled its OPEN WiMAX ecosystem revolutionizing the deployment of WiMAX networks. The operator centric, all IP best-of-breed ecosystem is open and standards-based, enabling the optimization of WiMAX networks from core network equipment to consumer electronics, service offerings, and even the end-user’s experience. Moreover OPEN WiMAX enables network scalability and the rapid and simple integration of third-party applications and services.

In the all IP open architecture of OPEN WiMAX, service providers can choose any combination of vendors and partners to best fit their specific requirements, a revolutionary and operator centric approach in a telecom industry historically dominated by traditional vendor centric offerings from large companies. The result is that operators can have much greater flexibility to offer a variety of revenue-generating services while creating brand differentiation and increasing subscribers' loyalty.

Referring to Open PErsonal broadband Networks, OPEN WiMAX is behind Alvarion’s highly scalable 4MotionTM solution which combines BreezeMAXTM and best-of-breed systems from various partners. Alvarion, together with Cisco and other vendors, is promoting the definition and acceptance of open interfaces and modular solution designs based on the WiMAX ForumTM standard definition. Alvarion’s basic WiMAX architecture includes multiple Cisco products such as Cisco’s Service Selection Gateway (SSG) and Authentication, Authorization, and Accounting server (AAA) enabling customers a smooth migration to Open WiMAX wave 1 and wave 2 certified networks.

“Alvarion has been a key WiMAX technology and market leader from the very beginning of wireless broadband,” said Berge Ayvazian, chief strategy officer of Yankee Group. “And the WiMAX market will continue to benefit from Alvarion’s thought leadership and field experience, including its new OPEN WiMAX strategy, offering a complete flexibility to take the best from each ecosystem layer, through the rest of the decade and beyond."

Allowing vendors of all sizes to contribute in their respective fields of expertise, OPEN WiMAX reduces entry barriers and promotes multi-vendor solutions. This enables operators to freely choose from a nearly unlimited combination of best in class vendors offering WiMAX-certified products, services, and solutions. The resulting freedom of choice encourages competition and network innovation, reduces prices, and enhances industry product offerings with ultimate benefit to operators and their subscribers.

“Alvarion has been with the WiMAX Forum from the beginning as a major advocate of the technology, and their leadership on Open WiMAX will propel the market forward again,” said Ron Resnick, president of the WiMAX Forum. "Alvarion's numerous BreezeMAX deployments confirm Forum claims of service quality, capacity, coverage and economics and have generated substantial market interest in WiMAX.”

As the thought leader of OPEN WiMAX, Alvarion empowers service providers to now choose the best combination of vendors and partners to fit their specific network requirements. This approach is creating a new reality in WiMAX and the telecommunications industry overall where alliances are formed through a coalition of industry leading partners - each an expert in its own field.

Alvarion is showcasing OPEN WiMAX, along with its 4Motion solution and market leading BreezeMAX system, in Hall 2, Booth 225C at the 3GSM show being held here this week.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Leading the market with the most widely deployed WiMAX system in the world, Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Esther Loewy, Investor Relations: esther.loewy@alvarion.com or +972.3.767.4476.